Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: May 4, 2021

May 3, 2021

Subject: Update on Origin Materials Inc. Merger and Recent SEC Statement

Dear Artius Acquisition Inc. PIPE Investors:

We are pleased to share with you that earlier today we filed Amendment No. 1 to our proxy statement/ prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed business combination between Artius Acquisition Inc. (“Artius”) and Micromidas, Inc., doing business as Origin Materials Inc. (“Origin Materials”), which was originally announced on February 17, 2021. With this filing, we have taken one more step towards the successful completion of the business combination and our goal of investing in Origin Materials’ disruptive platform technology to decarbonize the materials industry supply chain.

As we continue to move closer to holding our shareholder vote and completing the merger, we would like to provide you with an update on recent developments in Origin Materials’ business, including its entry into agreements with several new strategic partners that will result in an increase in its order book (including capacity reservations and customer options) from a previously disclosed $1 billion to $1.9 billion. We would also like to update you on the actions Artius has taken to restate its financial statements for the periods ended July 16, 2020, September 30, 2020 and December 31, 2020, in response to the April 12 statement of the SEC Staff on accounting and reporting considerations for warrants issued by SPACs.

Proxy Statement/Prospectus Amendment

Artius filed its preliminary proxy statement/prospectus with the SEC on March 8, 2021 and received comments from the SEC on April 5, 2021. Since then, Origin Materials and we have diligently worked together to respond to the SEC’s comments, and to address the implications of the SEC’s April 12 statement. With our filing of Amendment No. 1 to our proxy statement/prospectus, we are confident that we have addressed the SEC’s comments. We also believe we have addressed the issues raised in the April 12 SEC Staff statement by filing a Form 8-K regarding our previous financial statements on April 29, and an amended Form 10-K on April 30 (available on EDGAR today, May 3) containing our restated financial statements.

Origin Materials Business Highlights

Since the announcement of the proposed business combination on February 17, Origin Materials has continued to expand its strategic customer partnerships in order to meet demand for its carbon-negative materials. On April 19, 2021, Origin Materials announced that it increased its customer demand from offtake agreements (including customer options) and capacity reservations by 90% to $1.9 billion from the $1 billion previously disclosed, and has entered into the following new strategic customer partnerships:

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April 27, 2021: Partnership with Mitsubishi Gas Chemical, Inc., a global leader in basic and fine chemicals and advanced materials, to industrialize and manufacture advanced chemicals and materials built on the Origin carbon-negative technology platform.

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April 19, 2021: Strategic alliance with PrimaLoft, an advanced material technology company and a world leader in the development of high-performance insulations and fabrics, to develop carbon-negative insulating fiber for outdoor gear, bedding and apparel.

•	April 19, 2021: Partnership with Solvay, a global leader in chemicals and materials, to develop and industrialize advanced carbon-negative materials for the automotive industry.

•	April 12, 2021: Partnership with Packaging Matters, a packaging innovation leader, to develop advanced carbon-negative packaging solutions, building on an existing 10-year supply agreement.

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April 6, 2021: Partnership with AECI Much Asphalt, the largest commercial asphalt producer in southern Africa, to develop novel, low-carbon asphalt built on the Origin carbon-negative technology platform.

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April 5, 2021: Partnership with AECI Sans Technical Fiber, a leader in engineered thread for high-performance apparel and automotive applications, to develop carbon negative materials for apparel and automotive applications.

These new partnerships further validate Origin’s carbon-negative technology platform and demonstrate its ability to disrupt and decarbonize the materials industry supply chain, grow its business globally, and deliver long-term shareholder value.

Origin Materials has also continued to add key technical talent to the company with expertise in industrial chemical engineering, petrochemicals, solids processing and refining and renewable energy. In addition, Artius plans to bolster its post-combination board of directors by adding industry leaders from Clorox and Procter & Gamble who bring a proven track record in driving growth and innovation in world class CPG companies. You can obtain an update on the progress of Origin Materials, including an Analyst Day presentation and taped recording, by visiting www.originmaterials.com/investors.

Financial Statements Restatement In Response to the April 12 SEC Staff Statement on SPAC Warrants

We have been working diligently with our accounting financial consultant, Calabrese Consulting, LLC, and our independent registered accounting firm, Marcum LLP, to correct a non-cash item reported in our financial statements for the periods ended July 16, 2020, September 30, 2020 and December 31, 2020. As a result, our previously issued financial statements have been restated to correct the classification of Artius’s outstanding warrants as equity instruments and instead record them as liabilities on our balance sheet and measured at fair value at inception and on a recurring basis. As mentioned above, on April 12, the Staff of the SEC released a statement relating to the accounting classification of warrants issued by SPACs, stating that warrant terms should be evaluated to determine if warrants were being properly classified by SPACs. We believe that this statement will result in most SPACs reclassifying their warrants as liabilities rather than equity instruments and recognizing non-cash liabilities and charges in their financial statements. As you are aware, our warrant terms were fully disclosed in our IPO prospectus and we do not believe that the accounting treatment of our warrants is relevant to the intrinsic value of Artius, or the value of the business of the post-combination company. However, like many other SPACs have or will, we have determined to restate our financial statements to align with the SEC Staff statement and record our warrants as liabilities. As a result of this change in the accounting treatment for our warrants, we were advised by our auditors that we also needed to change the allocation of certain expenses incurred in connection with our July 2020 initial public offering, which change is reflected in our restated financial statements for the period ending September 30, 2020. No other information in our prior financial statements has changed in response to the SEC Staff statement.

Moving Forward

In summary, despite the unexpected issuance of the SEC Staff statement on April 12, we continue to move the business combination forward and Origin Materials continues to expand its strategic partnership network, significantly increase customer demand, and add expertise to its management team and to the board of directors of the post-combination company. We will continue working towards the successful completion of our business combination, which will allow us to achieve our goal of delivering long-term value to our shareholders and investors. On behalf of our Board, I would like to thank you for your support of Artius Acquisition Inc. Please feel free to reach out to me at boon@artiuscapital.com if you have any questions or if you would like to receive a business update from the management team of Origin Materials.

Sincerely,

Boon Sim
Chief Executive Officer and Chief Financial Officer (Principal Executive, Financial and Accounting Officer)

About Artius

Artius Acquisition Inc (“Artius”) (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former Chariman and CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC.

For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. d/b/a Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin Materials’ first commercial plant is expected to be operational in 2022 with a second commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed business combination of Origin and Artius (such proposed combination, the “proposed transaction”), Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on March 9, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin Materials’ stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215 New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius.

Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the stockholders of Artius or Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Origin Materials presently does not know, or that Origin Materials currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Origin Materials anticipates that subsequent events and developments will cause its assessments to change. However, while Origin Materials may elect to update these forward-looking statements at some point in the future, Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and

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their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668

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